Filed by FOCUS Enhancements, Inc.
                                      Pursuant to Rule 425 of the Securities Act
                                           of 1933, as amended, and deemed filed
                                          pursuant to Rule 14d-2 and Rule 14a-12
                                            under the Securities Exchange Act of
                                                     1934, as amended.


FOCUS Enhancements Introduces FireStore FS-M MPEG-2 Digital Disk Recorder at NAB

    LAS VEGAS--(BUSINESS WIRE)--April 19, 2004--

            FS-M Offers Timeshift and Ultra-Long Recording
           Capabilities for Broadcast and Industrial Markets

    FOCUS Enhancements Inc. (Nasdaq:FCSE), a worldwide leader in video production and conversion technology, today announced that the FireStore FS-M Standard Definition MPEG Recorder will be demonstrated at the National Association of Broadcasters (NAB) tradeshow in Las Vegas, April 19-22 at booth number SL3501.
    The latest addition to the FireStore family, FS-M further extends the functionality to include MPEG-2 recording, play-out and timeshift recording. The timeshift feature enables simultaneous record and playback functions. Combining the MPEG-2 file format and timeshift capabilities makes the FS-M ideal for applications such as broadcast timeshifting and tape deck replacement, video presentation, medical recorder/player, sports production, video jukebox and others.
    "FireStore FS-M was developed in response to the demand we have had from the Industrial, Security, and Government markets for an easy-to-use product that is able to economically record and playback large amounts of video," said Michael Conway, senior vice president of marketing for FOCUS Enhancements. "The FireStore range of disk recorders includes DV solutions for field, studio and desktop, and broadcast acquisition and FS-M broadens the lines' capabilities even further."
    The FireStore FS-M MPEG-2 Digital Disk Recorder is currently being beta-tested by the Bundesgrenzschutz, a German Police force involved in border control and the protection of airports and train stations. The Bundesgrenzschutz trucks are equipped with a FireStore FS-M for continuous recording of video and audio from both the units commander and the crowd. Content is then burned directly to DVD for archiving or to be used later in legal proceedings.

    About FireStore FS-M Standard Definition MPEG Recorder

    FireStore FS-M Standard Definition MPEG Recorder ships as standard with a 120GB removable disk drive and is expandable to 200GB, providing over 72 hours of continuous DVD-quality, MPEG-2 recording. User selectable bit-rates of up to 12 Mbit/s (MPEG2 MP@ML) allow desired quality and storage requirements to be met. The timeshift feature allows simultaneous record and playback while the familiar VTR-like interface means easy integration into any facility or application. The easy-to-use web interface allows for the creation and modification of custom play-lists as well as the ability to transfer files to/from the unit. PAL or NTSC video and audio input/output is via composite, S-Video and unbalanced audio ports on the rear panel of the 2RU product.
    Ongoing demos can be seen at the FOCUS Enhancements booth #SL3501, during the National Association of Broadcasters (NAB) tradeshow in Las Vegas April 19-22, 2004. The booth is located in the Las Vegas Convention Center, South Hall 1.

    Where to Buy

    The FireStore FS-MPEG (including a 120GB hard disk drive) is expected to ship Summer 2004 through the worldwide FOCUS Enhancements dealer and distributor network for a US MSRP of $2995. For more information on FOCUS Enhancements and its products, please visit www.focusinfo.com.

    About FOCUS Enhancements, Inc.

    FOCUS Enhancements, Inc. (Nasdaq:FCSE) is a leading designer of world-class solutions in advanced, proprietary video technology. Headquartered in Campbell, Calif., FOCUS Enhancements designs, develops, and markets video solutions in two distinct markets: advanced proprietary video conversion integrated circuits (ICs) and affordable, high quality, digital-video conversion and video production equipment. Semiconductor IC products include designs for PCs, game cards, internet, set-top boxes, Internet appliances, and interactive TV applications, and they are sold directly to original equipment manufacturers (OEMs). FOCUS Enhancements' complete line of video presentation and video production devices are sold globally through resellers and distributors to the broadcast, education, cable, business, industrial, presentation, Internet, gaming, home video production and home theater markets. More information on FOCUS Enhancements may be obtained from the company's SEC filings, or by visiting the FOCUS Enhancements home page at http://www.FOCUSinfo.com.

    Safe Harbor Statement

    Statements about future results and other expectations constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. The Company cautions that these statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements. A number of factors in addition to those discussed herein could cause actual results to differ materially from expectations. Demand for FOCUS Enhancements' products, which impacts revenue and the gross margin percentage, is affected by business and economic conditions and changes in customer order patterns. Any projections are inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of FOCUS Enhancements. Important assumptions and other important factors, including risk factors, which could cause actual results to differ materially from those in the forward-looking statements are specified in the Company's Form 10-K for the year ended December 31, 2003 and other filings with the SEC. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events, or otherwise.

    Where To Find Additional Information

    FOCUS Enhancements has filed a registration statement on Form S-4 (No. 333-112907) in connection with the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Visual Circuits Corporation, and Visual Circuits intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Visual Circuits are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about FOCUS Enhancements, Visual Circuits and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, at the SEC's website at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from FOCUS Enhancements or Visual Circuits (when available), and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Circuits in favor of the transaction. Information regarding FOCUS Enhancements' executive officers and directors is contained in FOCUS Enhancements' Form 10-K for the year ended December 31, 2003 and its proxy statement dated November 5, 2003, both of which are filed with the SEC.
    In addition to the registration statement on Form S-4 to be filed by FOCUS Enhancements in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Visual Circuits in connection with the transaction, FOCUS Enhancements files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. The reports, statements and other information filed by FOCUS Enhancements with the SEC are also available for free at the SEC's website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from FOCUS Enhancements.

    CONTACT: FOCUS Enhancements, Inc.
             Michael Conway, 408-866-8300 ext. 150
             (Senior VP of Marketing)
             mconway@focusinfo.com
                 or
             FutureWorks, Inc.
             Joe Kilmer, 408-428-0895 ext. 113 (Press)
             joe@future-works.com
                 or
             Lippert/Heilshorn & Assoc.
             Kirsten Chapman, 415-433-3777 (Investors) kirsten@lhai-sf.com